April 6, 2006

Mail Stop 3561

Via US Mail and Facsimile

Mr. Carl G. Schmidt
Vice President, Chief Financial Officer and Treasurer
201 N. Harrison Street, Suite 600
Davenport, Iowa 52801

Re:	Lee Enterprises, Incorporated
	Form 10-K for the year ended September 30, 2005
	Form 10-Q for the quarterly period ended December 30, 2005 Commission file #: 001-06227

Dear Mr. Schmidt:

We have reviewed your March 24, 2006 response letter and have the following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

* * * * * * * * * * * * * * * * * * * * * * *

Form 10-K for the year ended September 30, 2005

Note 2. Acquisitions

1. We note your supplemental letter detailing historical attrition rate information but do not believe that it adequately addresses the concerns raised in our prior comment number 2. Please explain to us why you believe it was appropriate to use an attrition rate based on information from only one period (2003 to 2004). Additionally, please provide us information on the actual attrition rates of these advertisers since the acquisition in June 2005 and tell us how that would have affected your calculation of the intangible asset as of the date of the acquisition. We may have further comment upon receipt of your response.

2. Also, we note from the Company`s response that the useful lives of customer lists were further determined by the point at which 95% of the expected future value is achieved based on the cash flow generated by such customer lists. Since it appears you will derive more value from these customer lists in periods immediately following the acquisition than in subsequent periods, it appears that a method of amortizing the customer list intangibles which results in increased amortization in earlier periods and lesser amortization in later periods may be more appropriate than the use of the straight-line method. Please tell us what if any consideration was given to amortizing the customer relationship intangibles using a method that is based on the expected revenues or benefits to be derived from the customer list intangible. We may have further comment upon receipt of your response.

* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond via EDGAR to these comments within
10
business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Claire Erlanger at 202-551-3301 or Linda Cvrkel at 202-551-3813 if you have questions.

								Sincerely,



								Linda Cvrkel
								Branch Chief
Mr. Carl G. Schmidt
Lee Enterprises
April 6, 2006
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